082-02636

CROSS LAKE MINERALS LTD.

TSX: CRN

RECEIVED
2009 FEB 10 P 12:

Date:		**Fax:**	202-777-1030
To:	Securities & Exchange Commission	**Pages:**	
Attention:			
From:	Gordon Keevil		
Re:	News Releases		

SUPPL

STRICTLY CONFIDENTIAL
Please deliver to addressee immediately

Please see the attached.

PROCESSED
MAR 2 2009
THOMSON REUTERS

09045298

Suite [illegible] – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Phone: (604) 687-2038 Fax: (604) 687-3141

NEWS RELEASE
CROSS LAKE MINERALS LTD.

Suite 108 – 4664 Lougheed Highway, Burnaby, B.C. V5C 5T5
Tel.: (604) 759-0876 / Fax.: (604) 759-0870

12(g) No. 82-2636
Symbol CRN-T

Corporate Update

February 4, 2009 – Vancouver, British Columbia – Cross Lake Minerals Ltd. ("**Cross Lake**" or the "**Company**") reports that the Company intends to make an application to the British Columbia Supreme Court on February 6, 2009 for an additional extension of the protection first granted to the Company on October 4, 2008 under the *Companies' Creditors Arrangement Act* ("**CCAA**"). The extension is being sought until April 15, 2009, in order to give Cross Lake sufficient time to complete a proposed restructuring plan and plan of arrangement with its creditors.

Operations at the Company's QR Mine have resulted in lower than expected ore production and grade, in addition to increased costs, which continue to negatively affect operations despite the completion of major repairs to the Mill to sustain operations. The poor ore grade and increased costs during the winter months have made operations uneconomical.

On December 22, 2008, the Company announced the decision of its board of directors to temporarily shut down operations at the QR Mine. Cross Lake expects to complete this temporary shutdown by mid-February 2009. The Company will continue to run the water treatment plant for a period of time after the shutdown to treat the water in the tailings pond, estimated to be for a period of three months at an approximate cost of $300,000 per month.

As a result, the Company intends to seek Court authorization for a $3 million increase in the debtor-in-possession loan facility (the "**DIP Facility**") advanced by the Company's largest secured creditor, Procon Mining and Tunnelling Ltd. ("**Procon**"), in late 2008, to total $5.5 million. The additional funds are required in order for Cross Lake to complete the shut-down of the QR Mine and begin the water treatment program on Mine site.

Procon has also taken an assignment of security previously granted by the Company to Quest Capital Corp. ("**Quest**") by paying Quest's outstanding principal and legal costs, totalling approximately $750,000, with the result being that Quest is no longer a creditor of the Company.

On February 3, 2009, Cross Lake entered into an non-binding agreement in principle (the "**Procon Agreement**"), which agreement is subject to approval of the creditors of Cross Lake and the Court pursuant to the CCAA, the *Bankruptcy and Insolvency Act* ("**BIA**") and the *Business Corporations Act* (British Columbia) ("**BCBCA**"). The Procon Agreement provides that Procon will provide an additional investment in the Company in the amount of $1,650,000 (the "**Procon Facility**") to be secured by a non-interest bearing promissory note, convertible as described below (the "**Note**"). It is expected that the approximate sum of $412,500 (25% of the

Procon Facility) will be used by Cross Lake to fund the costs of the restructuring transactions and related proceedings, and the balance of the Procon Facility will be paid to PricewaterhouseCoopers Inc., as the Court appointed Monitor of Cross Lake, for the benefit of Cross Lake's unsecured creditors, which is expected to result in an effective recovery of the unsecured creditors' balance owing as at October 14, 2008 of approximately $0.10 on the dollar.

The Procon Agreement also outlines the terms of a proposed plan of compromise and arrangement under the CCAA and the BCBCA (the "**Arrangement**"), which will give effect to the following transactions:

1. Cross Lake's interest in the Porcher Island joint venture, together with all related obligations and liabilities, will be transferred to a newly incorporated wholly-owned subsidiary for shares and a 2% net profits royalty on the Porcher Island property; and

2. Cross Lake's interest in the QR Mine and Mill, and all related equipment, term deposits and environmental obligations and liabilities, will be transferred to a second newly incorporated wholly-owned subsidiary (the "**QR Subsidiary**") for shares and a 2% net profits royalty on the QR Mine and Mill; and

3. Cross Lake's other residual assets, other than the net profits royalties referred to above, will be transferred for shares to a third newly incorporated wholly-owned subsidiary of Cross Lake.

The provisions of the Arrangement are expected to include Cross Lake voluntarily assigning itself into bankruptcy, as a necessary step to facilitate completion of the Arrangement, and, immediately thereafter, filing a proposal under the BIA, pursuant to which all of the Company's debts and liabilities will be settled and extinguished, other than amounts owing to Procon under the DIP Facility, and the Procon Facility which will be satisfied by the conversion of the Note as set out below. Upon approval of the proposal, the bankruptcy will be annulled.

All outstanding options and warrants of Cross Lake will be cancelled, without any payment therefor. The share capital of Cross Lake will be amended by creating an unlimited number of non-voting shares and an unlimited number of preferred shares, following which the Note will be converted into such number of common shares and non-voting shares of Cross Lake such that, immediately after such conversion, Procon will hold 45% of the common shares of Cross Lake, and will hold 100% of the non-voting shares, for a total of 99.99% of the shares of all classes of Cross Lake then issued and outstanding.

In connection with the restructuring, the name of Cross Lake will be changed to a new name approved by its directors and Procon.

In addition to the approval of the Court and the creditors of Cross Lake, the Procon Agreement is subject to satisfaction of a number of conditions, including execution of a definitive agreement within 30 days, delisting of the common shares of the Company by the Toronto Stock Exchange and Procon being satisfied that, upon completion of the Arrangement, the Company's usable tax pools will not be less than $30 million.

Also subject to the approval of the Court is a proposed settlement offer of the Director of Employment Standards to resolve all outstanding overtime claims. Further details regarding this settlement offer and other liabilities of Cross Lake may be found in the Monitor's second report to the Court prepared for the February 6, 2009 Court hearing and which will be available on the Monitor's website at www.pwc.com/car-crosslake.

Cross Lake has also entered into a non-binding agreement in principle (the "**Wayside Agreement**") with International Wayside Gold Mines Ltd. ("**Wayside**"), a British Columbia company listed on the TSX Venture Exchange, pursuant to which the Company will sell to Wayside its shares in the QR Subsidiary in consideration of the Company receiving 45% of outstanding voting shares of Wayside and 99.99% of equity shares. As a result, Wayside will assume all ongoing obligations of the Company pertaining to the QR Mine. Concurrently with the completion of the sale transaction, Wayside will transfer all its properties, assets, liabilities and obligations, including the QR Mine, to a wholly-owned subsidiary ("**Newco**") and distribute the Newco shares to its shareholders (excluding Cross Lake) (the "**Spin-off Transaction**"). Both the Wayside Agreement and the Spin-off Transaction are subject to the satisfaction of several conditions including completion of definitive agreements and satisfactory due diligence, and obtaining all necessary shareholder, regulatory and Court approvals.

The Company believes that the proposed restructuring plans and plans of arrangement will allow unsecured creditors to realize some recovery of their outstanding balances and will relieve the Company of all liabilities (including environmental liabilities) related to the QR Mine. However, the transactions are subject to a number of conditions precedent and there can be no assurance that the transactions will be completed as proposed or at all.

Additional information filed by the Company or the Monitor appointed by the Court related to the filing, will be available on the Monitor's website at www.pwc.com/car-crosslake.

For further information, please contact:

Cross Lake Minerals Ltd.
Alan Boon, President and CEO
(604) 759-0876 or visit our website at www.crosslakeminerals.com

END